DOMINARI SECURITIES LLC

725 Fifth Avenue, 23rd Floor

New York, NY 10022

December 13, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Lauren Pierce
Jan Woo
Becky Chow
Stephen Krikorian

Re:	Leishen Energy Holding Co., Ltd. (the “Company”)
Registration Statement on Form F-1
CIK No. 0001985139
File No. 333-282433 (the “Registration Statement”)

Dear Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, (the “Act”), we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:00 p.m., Eastern Time, on Tuesday, December 17, 2024, or as soon thereafter as practicable.

We also request that the Registration Statement on Form 8-A under the Securities Exchange Act of 1934, covering the ordinary shares the Company, be declared effective concurrently with the Registration Statement.

Pursuant to Rule 460 under the Act, we wish to advise you that the underwriters have distributed as many copies of the Preliminary Prospectus dated October 29, 2024 to underwriters, dealers, institutions and others as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

The undersigned confirms that it has complied and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

[Signature page follows]

Very truly yours,

As representative of the underwriters

DOMINARI SECURITIES LLC

By:	/s/ Eric Newman
Name:	Eric Newman
Title:	Executive Vice President